August 6, 2020
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3561
Attn: Tony Watson and Bill Thompson, Office of Trade & Services

Re: MoneyGram International, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Response dated May 29, 2020
File No. 1-31950

Dear Mr. Watson and Mr. Thompson:

Enclosed please find the response of MoneyGram International, Inc. (“MoneyGram” or the “Company”) to the comments contained in the letter dated July 21, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced filings. For ease of review, the Company has set forth below the Staff’s comments from the letter, followed by the Company’s responses.

1.Comment. We reviewed your response to comment 1. Please tell us your consideration of the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations related to your presentation of Adjusted EBITDA and Adjusted Free Cash Flow and the exclusion of normal, recurring, cash operating expenses necessary to operate your business from the non-GAAP measures.

Response. The Company believes its presentations of Adjusted EBITDA and Adjusted Free Cash Flow are consistent with the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G for several reasons.

First, consistent with Question 100.01, the Company does not exclude normal, recurring, cash operating expenses necessary to operate its business in the calculations of Adjusted EBITDA and Adjusted Free Cash Flow. The Company excludes the following items from the calculation of Adjusted EBITDA1: (i) direct costs related to the government monitorship (“Monitorship”) required under the Company’s Deferred Prosecution Agreement (the “DPA”), (ii) expenses for the Company’s compliance enhancement program, as required by or related to the DPA, (iii) stock-based, contingent and incentive compensation, (iv) expenses for discrete restructuring and reorganization programs, (v) expenses for legal and contingent matters and (vi) severance and related costs. Due to the variability of such expenses from period-to-period in terms of size, nature and significance, and, with respect to the DPA, the fact that such payments are not permanent and are only required so long as the DPA is in effect, the Company does not view such expenses as normal, recurring, cash operating expenses necessary to operate its business. In addition, with respect to the DPA, the Company currently anticipates that the DPA and related Monitorship will expire by their terms in mid-2021, so the Company believes that excluding expenses related to such matters in the calculations of Adjusted EBITDA and Adjusted Free Cash Flow provides investors and analysts with a more helpful understanding of the Company’s ongoing core operating performance.

Second, the Company includes a detailed non-GAAP reconciliation table of Adjusted EBITDA and Adjusted Free Cash Flow in its annual and quarterly filings that clearly discloses the impact of the expenses excluded from such measures mentioned in the preceding paragraph and their variability in the current and prior periods.

For the foregoing reasons, the Company believes the presentations of Adjusted EBITDA and Adjusted Free Cash Flow are consistent with the guidance in Question 100.01 of the Non-GAAP Compliance and Disclosure Interpretations and Rule 100(b) of Regulation G because such measures, taken together with the information accompanying such measures and the accompanying discussion of such measures, are not misleading. The Company respectfully advises the Staff that it will continue to regularly review the appropriateness of its non-GAAP financial measures and related adjustments.
1 The Company calculates Adjusted Free Cash Flow as Adjusted EBITDA less cash interest, cash taxes, cash payments for capital expenditures and cash payments for agent signing bonuses.

2.Comment. We note your response to comment 4 and the additional details you provided on a conference call on July 9, 2020. Please address the following items:

•Further explain your analysis of the commercial agreement and if and how you considered whether the commercial agreement should be combined with the SPA and treated as a multiple element arrangement. Alternatively, tell us if the commercial agreement and SPA were accounted for separately.
•If applicable, please tell us what authoritative accounting guidance you applied (or applied by analogy) when determining the appropriate method to separate and allocate the total consideration received under the SPA and commercial agreement. Please explain any alternative views you considered when applying the authoritative guidance.
•If you did not believe determining the fair value of the commercial agreement was relevant or necessary to your accounting conclusion, please explain the basis for that determination.
•If you were to have determined that the consideration paid under the SPA was in excess of the fair value of the equity instruments issued to Ripple, tell us how you would have allocated that excess consideration. To the extent the excess would be allocated to the commercial agreement, please tell us how the amount would be recognized.

Response. The Company believes its accounting and disclosure related to the SPA and commercial agreement with Ripple are consistent with the applicable accounting guidance as well as our prior discussions with the staff of the Office of the Chief Accountant of the Commission (the “OCA Staff”).

Consistent with the OCA Staff’s direction during our call with them on February 14, 2020, we have accounted for the SPA and commercial agreement as a multiple element arrangement and disclosed this approach beginning in our Annual Report on Form 10-K for the year ended December 31, 2019. Under the multiple element arrangement, the Company should analyze the total consideration received and allocate it based on the appropriate fair value of the elements of the arrangement. In particular, when financial instruments are conveyed in a multiple element arrangement that also involves goods and services, we believe predominant practice is to net the fair value of the cash and other financial assets exchanged in determining the amount of transaction price to allocate to goods and services. On the conference call between the Company and members of the Staff and OCA Staff on July 9, 2020, the Company mistakenly indicated that the Company did not account for the SPA and commercial agreement as a multiple element arrangement. This mistake was due to the fact that the representative of the Company making such statement was not involved in the prior pre-clearance process and discussions with the OCA Staff.

While ASC 705-20 does not provide guidance on multiple element arrangements, other GAAP such as ASC 606 requires the transaction price related to goods and services to be adjusted for the fair value of financial instruments conveyed as part of a transaction. For instance, ASC 606-10-32-25 requires amounts paid from a vendor to a customer to reduce the transaction price to be allocated to goods and services unless certain conditions are met. That guidance explicitly includes equity conveyed to the customer as something that would reduce the transaction price allocable to the goods and services pursuant to those requirements. While ASC 606 does not apply to this transaction, in the absence of other GAAP we believe predominant practice is to allocate arrangement consideration in multiple element arrangements between goods and services and financial instruments in this same manner (i.e. by adjusting the transaction price allocable to the goods and services by first determining the fair value of the financial instruments and cash included in the multiple element transaction).

The fair value of the equity conveyed to Ripple as part of the SPA was determined to be $4.10 per share, which is the same per share purchase price of the equity sold to Ripple. The underlying analysis and reasoning were set forth in our prior response to Comment 4 in our letter to the Staff dated May 29, 2020 and in prior submissions to the Office of the Chief Accountant as part of our preclearance process. While our stock was volatile in the days and weeks before and after the transaction was announced, we believe the $4.10 price is the best estimate of fair value as of the date the transaction was entered into, considering both information known to Ripple and MoneyGram in entering into the arrangement, the observed impact to the stock price upon announcement of the arrangement, and the other factors identified in previous responses and submissions to the Staff. Since the fair value is equal to the consideration received from Ripple in connection with the SPA, there are no proceeds from the SPA that are allocable to the commercial agreement.

We also considered the fair value of the commercial agreement as part of our analysis. The commercial agreement involves the payment by Ripple to the Company for providing the service of developing and bringing liquidity to XRP markets and providing a reliable level of foreign currency trading activity. The potential compensation received by the Company from Ripple pursuant to the commercial agreement is dependent on the Company performing the agreed services. There were no advance or front-loaded payments made by Ripple under the commercial agreement and the rate of compensation was based on a substantive negotiation between the parties. In accordance with the February 14, 2020 call between the Company and the OCA Staff, the Company has been applying ASC 705-20 to the treatment of the payments received by Ripple under the commercial agreement. In light of the foregoing, we consider the commercial agreement to be at market at the date the arrangement was entered into and that no portion of the payment for the shares relates to the service arrangement.

As discussed previously as part of our preclearance process with the Office of the Chief Accountant, we have not devoted significant efforts to analyzing the accounting impact had the shares conveyed to Ripple been determined to have a lower fair value. However, consistent with the discussion above, we believe the overall impact of such a conclusion might suggest that additional payments were received for the commercial agreement that would need to be recognized in income (or rather as an additional negative expense) in some manner. We do not believe that approach would reflect the relevant fair values on the date of the transaction, the mutual understanding of the parties to the arrangements, or the substance of the underlying economic activities.

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We trust this letter is fully responsive to your comments. Please do not hesitate to contact me if you require additional information.

Sincerely,
/s/ Lawrence Angelilli
Lawrence Angelilli
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)